Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2021 and 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this report.

Precision Drilling announces 2021 first quarter financial results:

•	Revenue of $236 million was a decrease of 38% compared with the first quarter of 2020.
•	Net loss of $36 million or $2.70 per share compared to net loss of $5 million or $0.38 per share in 2020.
•	Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $55 million was 47% lower than the first quarter of 2020.
•	Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $15 million and $43 million, respectively.
•	First quarter ending cash balance was $78 million.
•	Reduced our Senior Credit Facility balance by $49 million and established a $20 million Canadian Real Estate Credit Facility.
•	First quarter capital expenditures were $8 million.
•	Repurchased and cancelled 155,168 common shares for $4 million.
•	Recognized the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $9 million.
•	Increased U.S. rig activation costs contributed to higher average operating costs as a result of accelerated rig deployments during the quarter.
•	Incurred $11 million of share-based compensation expense due to our increased share price and a $2 million charge relating to the reclassification of certain share-based compensation plans.

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	% Change
Revenue	236,473	379,484	(37.7)
Adjusted EBITDA(1)	54,539	101,904	(46.5)
Operating earnings (loss)(1)	(15,415)	22,599	(168.2)
Net loss	(36,106)	(5,277)	584.2
Cash provided by operations	15,422	74,953	(79.4)
Funds provided by operations(1)	43,430	81,317	(46.6)
Capital spending:
Expansion and upgrade	3,437	1,653	107.9
Maintenance and infrastructure	4,999	9,832	(49.2)
Intangibles	-	57	(100.0)
Proceeds on sale	(3,324)	(5,690)	(41.6)
Net capital spending	5,112	5,852	(12.6)
Net loss per share:
Basic	(2.70)	(0.38)	611.8
Diluted	(2.70)	(0.38)	611.8
(1)	See “NON-GAAP MEASURES.”

Operating Highlights

	For the three months ended March 31,
	2021	2020	% Change
Contract drilling rig fleet	227	227	-
Drilling rig utilization days:
U.S.	2,951	4,984	(40.8)
Canada	3,818	5,769	(33.8)
International	540	728	(25.8)
Revenue per utilization day:
U.S.(1) (US$)	22,133	23,878	(7.3)
Canada (Cdn$)	21,131	21,444	(1.5)
International (US$)	52,744	54,294	(2.9)
Operating cost per utilization day:
U.S. (US$)	15,106	14,534	3.9
Canada (Cdn$)	13,025	14,239	(8.5)

Service rig fleet	123	123	-
Service rig operating hours	34,903	34,365	1.6
(1)	Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2021	December 31, 2020
Working capital(1)	161,632	175,423
Cash	77,831	108,772
Long-term debt	1,189,880	1,236,210
Total long-term financial liabilities	1,252,203	1,304,162
Total assets	2,795,596	2,898,878
Long-term debt to long-term debt plus equity ratio	0.47	0.47
(1)	See “NON-GAAP MEASURES.”

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Summary for the three months ended March 31, 2021:

•	Revenue this quarter was $236 million, 38% lower than the first quarter of 2020 and was primarily the result of lower contract drilling activity and day rates. Drilling rig utilization days, decreased by 41% in the U.S., 34% in Canada and 26% internationally, compared to the first quarter of 2020.
•	Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $55 million, $47 million lower than the previous year. Our Adjusted EBITDA as a percentage of revenue was 23% this quarter, compared with 27% in the comparative quarter. Adjusted EBITDA in the quarter was negatively impacted by lower activity and higher share-based compensation expense, partially offset by CEWS program assistance. Our increased share-based compensation charges in the quarter were attributable to our increased share price and reclassification of certain Performance Share Unit (PSU) share-based compensation plans, resulting in $2 million of incremental share-based compensation expense for the quarter. See discussion on share-based incentive compensation under “Other Items” later in this report for additional details.
•	Operating loss (see “NON-GAAP MEASURES”) this quarter was $15 million compared with operating earnings of $23 million in the first quarter of 2020.
•	General and administrative expenses this quarter were $21 million, $2 million higher than in 2020. Our higher general and administrative costs in 2021 were primarily due to increased share-based compensation charges, partially offset by CEWS program assistance of $1 million. Excluding share-based compensation and CEWS program assistance, our general and administrative expenses decreased by 36% as compared with the first quarter of 2020.
•	Net finance charges were $22 million, a decrease of $5 million compared with the first quarter of 2020, primarily due to reduced interest expense related to retired debt.
•	Revenue per utilization day in the U.S. decreased in the first quarter of 2021 to US$22,133 from US$23,878 in the prior year quarter. The decrease was the result of lower fleet average day rates and revenue from idle but contracted rigs, partially offset by higher turnkey activity. Operating costs on a per day basis increased to US$15,106 in the first quarter of 2021 compared with US$14,534 in 2020. The increase was mainly due to higher turnkey activity and reactivation expenses incurred on additional rig deployments. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, decreased by US$354 due to lower fleet average day rates, partially offset by higher operating cost recoveries, while operating costs per day increased by US$687 due to higher reactivation costs and labor-related expenses.
•	In Canada, average revenue per utilization day for contract drilling rigs was $21,131 compared with $21,444 in the first quarter of 2020. The lower average revenue per utilization day in the first quarter of 2021 was primarily due to our rig mix. Average operating costs per utilization day for drilling rigs in Canada decreased to $13,025 compared with the prior year quarter of $14,239. The decrease was mainly due to the impact of the CEWS program assistance, cost reduction initiatives and rig mix.
•	During the quarter, we recognized CEWS program assistance of $9 million, of which $8 million and $1 million were presented as offsets to our operating and general and administrative costs, respectively.
•	We realized revenue from international contract drilling of US$28 million in the first quarter of 2021, as compared to US$40 million in the prior year period. The lower revenue in the current quarter was primarily due to lower activity as our average active rig count decreased by two. Average revenue per utilization day decreased 3% to US$52,744 from the comparable prior year quarter, primarily due to changes in service and rig mix.
•	Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the first quarter of 2021 were $15 million and $43 million, respectively, compared to $75 million and $81 million in the prior year comparative period.
•	Capital expenditures were $8 million, a decrease of $3 million from the prior year quarter. Capital spending included $3 million for upgrade and expansion capital and $5 million for the maintenance of existing assets, infrastructure spending and intangibles.
•	During the first quarter of 2021, we repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

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STRATEGY

Precision’s strategic priorities for 2021 are as follows:

1.	Grow revenue and market share through our digital leadership position – In the first quarter of 2021, Precision exited with 40 AC Super Triple Alpha-Rigs equipped with our AlphaAutomation platform. During the quarter, we commercialized 10 additional AlphaApps, bringing the total count to 16 with several more in development. In the first quarter alone, AlphaApp days reached over 1,200, which compares to approximately 2,300 for the full year 2020. This increase was largely driven by operational performance, additional revenue generating days and uptake on new customers utilizing the full suite of Alpha technologies. During the quarter, Precision added eight new AlphaAutomation customers and increased paid AlphaAutomation days, AlphaApp days and AlphaAnalytics days quarter-over-quarter by 27%, 40% and 15%, respectively.

2.	Demonstrate operational leverage to generate free cash flow and reduce debt – In the first quarter of 2021, Precision generated $15 million of cash provided by operations (see “NON-GAAP MEASURES”) and $3 million of cash proceeds from the divestiture of non-core assets. Using cash on hand and cash generated, we reduced our debt levels by $29 million as of March 31, 2021 and another $22 million subsequently, achieving total year to date debt reduction of $51 million. Precision exited the quarter with a cash balance of $78 million and US$36 million drawn on our US$500 million Senior Credit Facility. Precision also established a $20 million Canadian Real Estate Credit Facility, extending debt maturities while providing flexibility to reduce interest expenses and maintaining strong liquidity.

3.	Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – In the first quarter of 2021, Precision initiated the formation of partnerships with green solution providers to expand our offering of energy storage systems, bi-fuel and natural gas generators. We are piloting the launch of a rig-based GHG (greenhouse gas) monitoring system and are in the deployment phase of a plug and play mobile natural gas generator and energy storage system for existing electricity-powered drilling rigs with a major customer.

OUTLOOK

The oilfield services industry outlook and customer sentiment has improved in recent months, largely due to vaccine announcements, reopening of economies and steadily increasing commodity prices. Although longer-term visibility remains limited, improved fundamentals from recovering global oil demand should further stabilize commodity prices and result in customers continuing to increase activity levels throughout the year. In this environment, our customers are expected to remain focused on capital discipline and maximizing operational efficiencies. We anticipate these industry dynamics will accelerate the industry’s transition toward service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We remain encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program will run through the end of 2022 with government funds provided in stages. As the use of service rigs is an integral part of the well abandonment process, our well servicing business is positioned to capture these opportunities as a result of our scale, operational performance and strong safety record. During the fourth quarter, we saw a continued rise in the number of approved abandonment applications and further distribution of program funding to oilfield service providers. Our abandonment service activity continued to increase in the first quarter of 2021 compared with the fourth quarter of 2020 and we expect further increases through the end of the well site abandonment and rehabilitation program in 2022.

During the second quarter of 2020, the Government of Canada introduced the CEWS program to subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. For the three months ended March 31, 2021, we recognized $9 million in CEWS program assistance, presented as offsets to operating and general and administrative expenses of $8 million and $1 million, respectively. The CEWS program has benefitted both Precision and our employees as it has allowed us to retain a higher employment level for Canadian positions within our organization. We remain highly supportive of this effective government program.

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Commodity Prices

For the first quarter of 2021, average West Texas Intermediate and Western Canadian Select oil prices were higher by 25% and 124%, respectively, from the comparative quarter. While average Henry Hub and AECO natural gas prices improved by 43% and 54%, respectively from 2020.

	For the three months ended March 31,		Year ended December 31,
	2021	2020	2020
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	57.84	46.20	39.40
Western Canadian Select (per barrel) (US$)	57.43	25.65	35.59
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.73	1.91	2.13
Canada
AECO (per MMBtu) (CDN$)	3.13	2.03	2.24

Contracts

Year to date in 2021 we have entered into 14 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 21, 2021. For those quarters ending after March 31, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 21, 2021:
U.S.	41	32	26	24	21	24	17	13
Canada	5	4	3	4	6	6	6	6
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	36	29	25

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of April 21, 2021.

	Average for the year ended
	2020	2021
Average rigs under term contract as of April 21, 2021:
U.S.	31	19
Canada	4	6
International	7	6
Total	42	31

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

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	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	55	30	21	26	33
Canada	63	9	18	28	42
International	8	8	6	6	6
Total	126	47	45	60	81

According to industry sources, as of April 21, 2021, the U.S. active land drilling rig count is down 17% from the same point last year while the Canadian active land drilling rig count is up 87%. To date in 2021, approximately 86% of the U.S. industry’s active rigs and 52% of the Canadian industry’s active rigs were drilling for oil targets, compared with 85% for the U.S. and 61% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $54 million and includes $38 million for sustaining, infrastructure and intangibles and $16 million for upgrade and expansion. We expect that the $54 million will be split $50 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and $1 million to the Corporate segment. At March 31, 2021, Precision had capital commitments of $109 million with payments expected through to 2023.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020	% Change
Revenue:
Contract Drilling Services	204,819	346,549	(40.9)
Completion and Production Services	32,544	33,663	(3.3)
Inter-segment eliminations	(890)	(728)	22.3
	236,473	379,484	(37.7)
Adjusted EBITDA:(1)
Contract Drilling Services	60,031	110,733	(45.8)
Completion and Production Services	7,802	3,235	141.2
Corporate and Other	(13,294)	(12,064)	10.2
	54,539	101,904	(46.5)
(1)	See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change
Revenue	204,819	346,549	(40.9)
Expenses:
Operating	138,121	222,329	(37.9)
General and administrative	6,667	8,770	(24.0)
Restructuring	-	4,717	n/m
Adjusted EBITDA(1)	60,031	110,733	(45.8)
Depreciation	65,232	75,724	(13.9)
Gain on asset disposals	(1,725)	(2,842)	(39.3)
Operating earnings (loss)(1)	(3,476)	37,851	(109.2)
Operating earnings (loss)(1) as a percentage of revenue	(1.7)%	10.9%
(1)	See “NON-GAAP MEASURES.”

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United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $205 million this quarter, 41% lower than the first quarter of 2020, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased by 46% to $60 million. The decrease in revenue and Adjusted EBITDA was primarily due to lower drilling activity and day rates. In the U.S., during the first quarter of 2021, we had revenue from turnkey projects and idle but contracted rigs of US$5 million and nil, as compared with US$1 million and US$5 million, respectively in 2020.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 2,951, 41% lower than 2020. Drilling rig utilization days in Canada were 3,818 during the first quarter of 2021, a decrease of 34% from 2020. The decrease in utilization days in both the U.S. and Canada was consistent with lower industry activity. Drilling rig utilization days in our international business were 540, a decrease of 26% from 2020 due to the expiration of drilling contracts.

Revenue per utilization day in the U.S. in the first quarter of 2021 decreased 7% from the comparable quarter. The decrease was the result of lower fleet average day rates and revenue from idle but contracted rigs, partially offset by higher turnkey activity. Compared with the same quarter in 2020, drilling rig revenue per utilization day in Canada decreased slightly due to our rig mix. International revenue per utilization day decreased by 3% from the prior year quarter, primarily due to changes in service and rig mix.

In the U.S., 56% of utilization days were generated from rigs under term contract as compared with 71% in the first quarter of 2020. In Canada, 11% of our utilization days in the quarter were generated from rigs under term contract, compared with 7% in the first quarter of 2020.

Operating costs were 67% of revenue for the quarter, as compared to 64% in the prior year period. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to higher turnkey activity and reactivation expenses incurred on additional rig deployments. On a per utilization day basis, operating costs in Canada were lower than the 2020 quarter due to the impact of CEWS program assistance, cost reduction initiatives and our rig mix. During the quarter, CEWS program assistance offset operating costs by $5 million.

During the first quarter of 2020, to align our cost structure with reduced activity, we incurred restructuring charges of $5 million.

Depreciation expense in the quarter was 14% lower than the first quarter of 2020 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed.

In the first quarter of 2021, through the completion of normal course business operations, we sold used assets recognizing a gain on disposal of $2 million as compared with $3 million in 2020.

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SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change
Revenue	32,544	33,663	(3.3)
Expenses:
Operating	23,390	26,626	(12.2)
General and administrative	1,352	1,479	(8.6)
Restructuring	-	2,323	n/m
Adjusted EBITDA(1)	7,802	3,235	141.2
Depreciation	4,001	4,283	(6.6)
Gain on asset disposals	(243)	(739)	(67.1)
Operating earnings (loss)(1)	4,044	(309)	(1,408.7)
Operating earnings (loss)(1) as a percentage of revenue	12.4%	(0.9)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-
Service rig operating hours	34,903	34,365	1.6
Service rig operating hour utilization	32%	31%
(1)	See “NON-GAAP MEASURES.”

Completion and Production Services revenue decreased 3% compared with the first quarter of 2020 due to lower average service rates and rental activity, partially offset by increased service rig and camp activity. Our service rig operating hours in the quarter increased by 2% from 2020, primarily due to increased abandonment service activity. Approximately 77% of our first quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 10% of its revenue from U.S. operations compared with 23% in the comparative period.

Operating costs as a percentage of revenue decreased to 72% as compared to 79% in the prior year comparative quarter.

Our first quarter Adjusted EBITDA (see “NON-GAAP MEASURES”) increased $5 million as compared with 2020 primarily from our improved cost structure and the impact of CEWS program assistance. During the first quarter of 2020, to align our cost structure with reduced activity, we incurred $2 million of restructuring charges.

Depreciation expense in the quarter was 7% lower than the comparative period, primarily because of a lower capital asset base as assets become fully depreciated and disposed.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $13 million as compared with $12 million in the first quarter of 2020. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs as a result of our increased share price and the reclassification of certain share-based compensation plans, partially offset by CEWS program assistance of $1 million. During the first quarter of 2020, we incurred restructuring charges of $3 million to better align our cost structure with reduced activity.

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OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Cash settled share-based incentive plans	9,868	(6,393)
Equity settled share-based incentive plans:
Executive PSU	773	2,735
Stock option plan	131	386
Total share-based incentive compensation plan expense (recovery)	10,772	(3,272)

Allocated:
Operating	2,264	(973)
General and Administrative	8,508	(2,299)
	10,772	(3,272)

Cash settled share-based compensation expense increased by $16 million in the current quarter primarily due to our increasing share price and reclassification of Executive PSUs as a cash settled share-based incentive plan. Conversely, our equity settled share-based compensation expense for the first quarter of 2021 decreased by $2 million from the Executive PSU reclassification.

Finance Charges

Net finance charges were $22 million, a decrease of $5 million compared with the first quarter of 2020, primarily due to reduced interest expense related to retired debt.

Interest charges on our U.S. denominated long-term debt in the first quarter of 2021 were US$16 million ($20 million) as compared with US$19 million ($26 million) in 2020.

Income Tax

Income tax recovery for the quarter was $2 million, consistent with 2020. As compared with the first quarter of 2020, we had a lower income tax recovery as a percentage of loss before income taxes as we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

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Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$36 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$20 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$286 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$263 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

At March 31, 2021, we had $1,205 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020. To provide additional liquidity during the quarter, we established a $20 million Canadian Real Estate Credit Facility secured by real properties in Alberta, Canada.

The current blended cash interest cost of our debt is approximately 6.6%.

Covenants

Following is a listing of applicable financial covenants and their calculations for our Senior Credit Facility and Real Estate Credit Facilities:

	Covenant	At March 31, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.30
Consolidated covenant EBITDA to consolidated interest expense	>1.25	2.14
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>1.25	2.14

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At March 31, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters from the greater than or equal to 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

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The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Real Estate Credit Facilities

In March 2021, we established a Canadian Real Estate Facility in the amount of $20 million. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

In addition, we had a US$10 million U.S. Real Estate Credit Facility at March 31, 2021. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Unsecured Senior Notes

The unsecured senior notes require that we comply with restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2021 and 2024 senior notes, from October 1, 2016 for the 2023 senior notes and October 1, 2017 for the 2026 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

As summarized below, for the three months ended March 31, 2021, the Canadian dollar strengthened by 5% from the comparable 2020 period, resulting in lower translated U.S. denominated revenue and costs during the quarter and net monetary assets at March 31, 2021.

	For the three months ended March 31,		At December 31,
	2021	2020	2020
Canada-U.S. foreign exchange rates
Average	1.27	1.34	—
Closing	1.26	1.41	1.27

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Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020			2021
Quarters ended	June 30	September 30	December 31	March 31
Revenue	189,759	164,822	201,688	236,473
Adjusted EBITDA(1)	58,465	47,771	55,263	54,539
Net loss	(48,867)	(28,476)	(37,518)	(36,106)
Net loss per basic and diluted share	(3.56)	(2.08)	(2.74)	(2.70)
Funds provided by operations(1)	26,639	27,489	35,282	43,430
Cash provided by operations	104,478	41,950	4,737	15,422

(Stated in thousands of Canadian dollars, except per share amounts)	2019			2020
Quarters ended	June 30	September 30	December 31	March 31
Revenue	359,424	375,552	372,301	379,484
Adjusted EBITDA(1)	81,037	97,895	105,006	101,904
Net loss	(13,801)	(3,534)	(1,061)	(5,277)
Net loss per basic and diluted share	(0.93)	(0.23)	(0.08)	(0.38)
Funds provided by operations(1)	40,950	79,930	75,779	81,317
Cash provided by operations	106,035	66,556	74,981	74,953
(1)	See “NON-GAAP MEASURES.”

IMPACT OF COVID-19

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of lockdowns, travel bans, quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not yet determinable. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time.

Financial Impacts

The current challenging economic climate may have significant adverse impacts on Precision including, but not limited to, substantial reductions in revenue and cash flows, increased risk of non-collection of accounts receivable and future impairments of property, plant and equipment and intangible assets.

Our estimates and judgements made in the preparation of our financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

At March 31, 2021, we reviewed each cash-generating unit (CGU) and did not identify any indications of impairment. Accordingly, we did not test our CGUs for impairment.

Operational impacts

During the pandemic, the oil and natural gas extractive services industry has been classified as an “essential service” and Precision’s operations, including all field operations, technical support centres and administration groups, have remained open. The vertical integration of our operations has ensured minimal supply chain constraints and service disruptions.

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To manage the additional safety risks presented by COVID-19, we implemented a comprehensive infectious disease plan and added safety, sanitization and physical distancing procedures. Precision’s procedures are in accordance with recommendations from the World Health Organization, Center for Disease Control and various federal, state and provincial government health authorities.

Liquidity

Despite the challenges posed by COVID-19, we have maintained a strong liquidity position. We exited the quarter with a cash balance of $78 million and $595 million of available borrowing capacity under our secured credit facilities, providing us with $673 million of total liquidity as compared with $661 million at December 31, 2020. We expect that cash provided by operations, cash on hand and our sources of financing, including our Senior Credit Facility, will be sufficient to meet our debt obligations and fund committed and future capital expenditures.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2020 Annual Report.

The COVID-19 global pandemic and commodity price volatility has created a challenging economic climate that may have significant adverse impacts on Precision. As the situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision is not known at this time. Our estimates and judgements made in the preparation of our Condensed Consolidated Interim Financial Statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period. For additional discussion on the potential risks and impacts of the global economic downturn, see section “IMPACT OF COVID-19” earlier in this report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2021, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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NON-GAAP MEASURES

In this report we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended March 31,
(Stated in thousands of Canadian dollars)	2021	2020
Revenue	236,473	379,484
Expenses:
Operating	160,621	248,227
General and administrative	21,313	19,535
Restructuring	—	9,818
Depreciation and amortization	72,013	82,914
Gain on asset disposals	(2,059)	(3,609)
Operating earnings (loss)	(15,415)	22,599
Foreign exchange	(64)	2,691
Finance charges	22,446	27,580
Gain on repurchase of unsecured notes	—	(850)
Loss before income taxes	(37,797)	(6,822)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2021;
•	our capital expenditure plans for 2021;
•	anticipated activity levels in 2021;
•	anticipated demand for our drilling rigs;
•	the average number of term contracts in place for 2021;
•	anticipated cash savings and liquidity;
•	customer adoption of Alpha technologies;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the success of our response to the COVID-19 global pandemic;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of vaccinations for COVID-19 worldwide;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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